U.S. Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:

The Walt Disney Company

2. Name of person relying on exemption:

Roy E. Disney, Patricia A. Disney, Roy P. Disney, Susan Disney Lord, Abigail E. Disney, Timothy J. Disney, Shamrock Holdings, Inc., Shamrock Holdings of California, Inc. and Stanley P. Gold

3. Address of person relying on exemption:

4444 Lakeside Drive, 2nd Floor, Burbank, California 91505

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

The attachment is a presentation to institutional investors and proxy advisory firms.

Save Disney
February 2004

What We Stand For

New Leadership and Strategic Vision

Sustainable Superior Financial Performance

Creativity

Effective Board

Independence

Accountability

Performance-Based Executive Compensation

Real Succession Planning

Our Vote No Campaign
It’s Time For Change

Send a message to the Disney Board that shareholders
demand change

Vote No on Eisner, Mitchell, Estrin and Bryson

Voting No may give shareholders greater influence in future
elections of directors under proposed SEC rules

Disney’s Record Since 1996

Deteriorating Performance and Poor Capital Allocation

Loss of Strategic Focus, Creativity and Talent

Damaged Relationships

Serious Governance Deficiencies, including Excessive
Executive Compensation

Deteriorating Performance and Poor Capital Allocation –
Comparative Financial Returns 1996-2003

This graph demonstrates what an
initial investment of $10,000 on
January 1, 1996 would have
grown to by December 31, 2003,
under various investment options.
An investment in the Dow Jones
index would have yielded the
highest return, growing to
$20,191, while an investment in
Disney stock fared the worst,
growing to only $11,497.

TOTAL INVESTMENT VALUE ON $10,000 PRINCIPAL: 01/96 – 12/03

Disney

S&P Media
Comp.

Dow Jones

S&P 500

$17,386

$20,191

$17,913

$11,497

$25,000

$20,000

$15,000

$10,000

$5,000

$0

Deteriorating Performance and Poor Capital Allocation –
Comparative Growth Rates

Disney’s financial
performance has
deteriorated
significantly since
the mid-1990’s
and has resulted in
the erosion of
long-term
shareholder value.

Disney Stock Price Performance v. Relevant Indices

6.0%

10.0%

2.0%

(2.0%)

(6.0%)

(10.0%)

DISNEY

S&P MEDIA COMP.

DOW JONES

S&P 500

1/97-12/03 CAGR

1/99-12/03 CAGR

1/01-12/03 CAGR

0.5%

8.3%

7.2%

6.1%

2.6%

(2.0%)

(2.9%)

(4.6%)

(4.7%)

(6.5%)

(5.8%)

(0.6%)

1.0x

2.0x

0.0x

3.0x

4.0x

5.0x

6.0x

7.0x

2003

2002

2001

2000

1999

1998

1997

1996

1995

Price/Book Value of Equity(3)

0.0%

5.0%

10.0%

15.0%

20.0%

25.0%

2003

2002

2001

2000

1999

1998

1997

1996

1995

% Return on Invested Capital(2)

2.0%

0.0%

4.0%

6.0%

8.0%

10.0%

12.0%

2003

2002

2001

2000

1999

1998

1997

1996

1995

% Return on Assets(1)

0.0%

5.0%

10.0%

15.0%

20.0%

25.0%

2003

2002

2001

2000

1999

1998

1997

1996

1995

% Return on Equity(1)

(1)   Based on net income before extraordinary items and restructuring charges.

(2)   ROIC = (PF EBITA • Estimated Cash Taxes • Corp. & Other expenses • Net Cash Equity in Aff. & Min Interest)/(Avg. Shareholders’ Equity + Int. bearing Liabilities).

(3)   Price/Book Equity based on average annual stock price from Bloomberg. Stock prices and average diluted shares outstanding are split adjusted.

Deteriorating Performance and Poor Capital Allocation –
Historical Financial and Operating Performance

Loss of Strategic Focus, Creativity and Talent –
Underperforming Assets

In 1994, Disney’s operating income was $3.1 billion. Despite reinvesting more than $25 billion in Company operations since,
Disney’s operating income in fiscal year 2003 was only $3.2 billion.

Assuming the Company achieves its forecasts for FY 2004, earnings will only approximate those achieved 6 years ago.

In 1995, the market showed confidence in the Disney name and rewarded the company with an average price-to-book ratio of nearly
6x. In 2003, Disney’s average price-to-book ratio was under 2.0x.

Loss of Strategic Focus, Creativity and Talent –
Lack of Execution

ABC has lost its way

$5 billion money-losing Fox Family Channel acquisition

$1 billion loss in failed internet ventures

Motion picture division’s creative and financial results principally driven by Pixar

Underperformance of Disney’s newer theme parks –  California
Adventure and Disney Studio Paris

Failure of Disney’s retail operations

Ill-conceived foray into professional sports ownership

Loss of Strategic Focus, Creativity and Talent –
Fragile Partnerships and Creative Brain Drain

Fragile relationships with key strategic partners

Pixar

Miramax

Major cable companies

Lack of management development

No real succession planning or process

Insularity of senior management

Creative brain drain

Katzenberg

Pressler

Roth

Laybourne

Bollenbach

Schneider

Damaged Relationships –
Pixar – A Case Study in Mismanagement

“With the announcement on Jan. 29 that Pixar Animation Studios is breaking off talks to extend its contract with Eisner’s media giant, Roy Disney is looking downright prescient.”

– Business Week Online, January 30, 2004

For 12 years, a vital component of Disney’s motion picture success

The Disney-Pixar relationship:

Represented a key driver of profits over the last 5 years

Produced revenues of more than $3 billion

Generated a string of megahits like Toy Story, Monsters, Inc., and most recently, Finding Nemo

Damaged Relationships –
Pixar – A Case Study in Mismanagement

“[t]he residue of several years of testy relations, and Mr. Jobs’s distaste for the way Mr. Eisner conducted business with Pixar, may have amplified the typical problems of partnerships into irreconcilable differences.”

                                        -  New York Times, January 31, 2004

On multiple occasions, we urged the Disney Board and management that the Disney-Pixar relationship must remain secure.

The Disney Board and management ignored these warnings and allowed this critical relationship to disintegrate.

Failure to renew the relationship exemplifies senior management’s short-term focus at the expense of long-term value creation.

These events clearly demonstrate Mr. Eisner’s poor management, lack of long term strategic vision, insularity, inability to maintain relationships with Disney’s business partners and the current
Board’s failure to exercise active oversight.

Serious Governance Deficiencies –
Lack of Board Independence

Dissenting directors ostracized and forced out

No separation of Chairman and CEO positions

Presiding director, an advisory role with no actual authority, is compromised by prior consulting relationship, other commitments and lack of relevant business experience

Board has refused to conduct a diagnostic review despite
management’s history of underperformance and persistent failure to meet forecasts

Board is not sufficiently engaged to ensure meaningful oversight

Serious Governance Deficiencies –
Lack of Board Independence

Ranked by The Corporate

Library as one of the 10 worst

Boards among 1800 US public

companies

Disney’s “succession plan”

consists of a sealed envelope to

be opened in the event of Mr.

Eisner’s death

Failure to implement a

management succession plan

promotes an aura that Mr.

Eisner is indispensable

“Yes, changes have been made. . . but the
changes have been slow, grudging and
often inherently crippled or
compromised (George Mitchell as Lead
Director?), tailored to meet the letter
rather than the spirit of the relevant tax,
legal and regulatory standards, and our
own communication with Disney
representatives suggests that the Eisner
way is still the only way things can be
done at this company. We’d like to think
the shareholders should have something
to say about that. Perhaps, someday,
they will.”

Corporate Library

June 9, 2003

Serious Governance Deficiencies –
Excessive Compensation

For the period 1996 to 2003, Mr. Eisner realized more than
$700 million in compensation.  Disney’s net operating
income decreased from $1.5 billion in 1996 to $1.3 billion
in 2003 and its stock price rose only 2% per year.

For the last 3 years, the top 5 Disney executives have
received approximately $70 million in total compensation,
despite a decrease in Disney’s net operating income from
$2.0 billion to $1.3 billion and a 50% decline in its stock
price.

$50

$100

$150

$200

$0

Sep-03

Sep-02

Sep-01

Sep-00

Sep-99

Sep-98

SOURCE: GEORGESON SHAREHOLDER COMMUNICATIONS INC.

Custom Composite Index (14 Stocks)

S&P 500

The Walt Disney Co.

CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on September 30, 1998 with dividends reinvested

Disney’s 5 senior managers received approximately $315 million in compensation, despite the dismal performance of Disney’s stock from 1999 to 2003.

Serious Governance Deficiencies –
Excessive Compensation

Serious Governance Deficiencies –
SEC Enforcement Action

The SEC is conducting an investigation into an amendment of the
Company’s 10-K for 2001, certain related matters and other related party transactions. There are current discussions with the staff of the
SEC about a settlement agreement that may involve the issuance of
“cease and desist” orders against Mr. Eisner and the Company.

The Disney Board has not followed our recommendation that this investigation requires the oversight of a committee of independent directors or separate representation of the Company and Mr. Eisner.

Corporate Governance “Reform”?

Disney’s governance “reform” has been used to silence critics and entrench

Disney management. The new rules have been instrumental in removing the three vocal critics of Mr. Eisner on the Disney Board:

Roy Disney:  Resigned after being told that he was not being proposed for reelection due to the mandatory retirement age of 72 for non-management

-

directors.  Mr. Disney, however, was a management director and Chairman of the Animation Business.

Andrea Van de Kamp:  Voted off the Board to reduce its size from 17 to 13.

Coincidentally, Ms. Van de Kamp had joined Mr. Disney and Mr. Gold in criticizing Disney management.  According to the LA Times, Ms. Van de

Kamp wrote a memo to the Board in which she said that Mr. Eisner

“indicated . . . that anyone that wasn’t  with him at the September [2002]

meeting should be off the board.”

Stanley Gold:  Classified by the Board as a non-independent director despite

-

demonstrated record of independent action and Board discretion to classify him as independent.

Why Vote NO?

Eisner, Mitchell, Estrin and Bryson exemplify what has gone wrong at
Disney

Poor management (Eisner)

Poor governance (Mitchell)

Poor compensation practices (Estrin)

Lack of Board independence (Bryson)

Disney’s senior management and Board must be held accountable for
Disney’s long record of underperformance.

Management’s compensation over this period has been excessive and not linked to performance.

Governance practices should emphasize substance, not just form.

Disney needs new management that is committed to restoring Disney’s image and returning Disney to its place as the premier family entertainment company.

“NO” on Eisner

Mr. Eisner has presided over a succession of strategic missteps, a loss of vision and creative talent, deteriorating financial performance and an erosion of the Disney image.

Mr. Eisner has realized more than $700 million in compensation while
Disney’s financial performance has been dismal.

Mr. Eisner has entrenched himself by eliminating directors that question management’s performance and lack of accountability.

“NO” on Mitchell

As presiding director, which is essentially only an advisory position, ex-
Senator George Mitchell is compromised by a lack of authority, prior consulting relationships with Disney, and lack of relevant industry experience.

Ex-Senator Mitchell’s record as a director is marred by service on boards of companies tainted by financial scandals, including Xerox, US Technologies,
Staples and an Azerbaijan oil venture.

Under ex-Senator Mitchell’s leadership, the Disney Board has failed to demonstrate independence from the Chairman, articulated no coherent management succession plan, and taken no action to address the persistent underperformance of Disney’s businesses.

In light of ex-Senator Mitchell’s law practice and other professional and Board commitments, there are serious questions regarding his time commitment to the role of Disney’s presiding director.

“NO” on Bryson

Disney only recently acknowledged that Mr. Bryson is not an
independent director, despite his wife’s long held position as an executive officer of a Disney affiliate earning seven-figure compensation.

Mr. Bryson continued to serve as Chairman of Disney’s
Governance and Nominating Committee helping to orchestrate
the elimination of dissenting Board members.  After achieving that result, the Board belatedly acknowledged his lack of
independence.

“NO” on Estrin

As Chair of the Compensation Committee, Ms. Estrin perpetuates the history of rewarding inadequate management performance with
excessive compensation, which includes the payment of more than
$700 million in total compensation to Mr. Eisner since 1996.

Ms. Estrin’s Committee approved a $5 million bonus for Mr. Eisner for fiscal year 2002 and $6.25 million in 2003.

Ms. Estrin’s Committee also approved Mr. Iger’s contract extension and bonuses of $4 million in 2002 and $5 million in 2003 despite the dismal performance of the Iger-led ABC network.

•

•

•

•

SAVE Disney.COM For Future Generations
24

Action Plan to Restore Shareholder Value

Select a new Chief Executive Officer with strategic vision

Strengthen the Board

– Effectiveness – relevant information, tools and analysis
– Independence and accountability
– Succession planning
– Separate Chairman and Chief Executive Officer

Repair relationships with valued business partners

Rekindle the creative spark in our business and cast members

Roy Disney

Stanley Gold

26 years as a Disney director

More than 35 years as an executive

and employee

Former head of the Animation

U

nit; instrumental in revival of

Disney’s animated feature film

franchise

Disney family is the Company’s

largest individual shareholder

16 years as a Disney director

Former head of the Governance and

Nominating Committee and Executive

Performance Subcommittee

Manages $1.6 billion in assets for the

Disney family and institutional

investors

Roy Disney and Stanley Gold

Orchestrated 1984 management change and hiring of Michael Eisner and Frank Wells

Consistent record of vocal criticism of management and the Disney Board in recent years

Background